Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

September 8, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluejay Diagnostics, Inc.

Draft Registration Statement on Form S-1

Submitted July 22, 2021

CIK No. 0001704287

Ladies and Gentlemen:

This letter is being submitted on behalf of Bluejay Diagnostics, Inc. (the “Company”) in response to the comment letter, dated August 20, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted July 22, 2021 (the “Draft Registration Statement”).

The Company’s Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”) has been submitted to the Commission.

For the Staff’s convenience, we have repeated the Staff’s comment prior to the Company’s response in bold italics.

Draft Registration Statement on Form S-1

Industry and Market Data, page 0

1.       Your statements that: (i) you have not independently verified the accuracy or completeness of third party data, (ii) your internal research has not been verified by any third party and (iii) investors are cautioned not to give undue weight to any such information, projections, and estimates may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please either delete these statements or specifically state that you are liable for such information.

Response: The Amended Draft Registration Statement has been revised to delete the above referenced statements.

Prospectus Summary, page 1

Securities and Exchange Commission

2.                  We note your disclosure that your product may provide a market solution "if cleared, authorized, or approved by the U.S. Food and Drug Administration." Please revise to clearly disclose, if true, that you intend to label and distribute Symphony as an RUO product in the U.S. while you pursue 510(k) clearance from the FDA to use Symphony for in vitro diagnostic use.

Response: The Company has added the following disclosure in the second paragraph of the section “Prospectus Summary” in the Amended Draft Registration Statement:

“Our initial regulatory pathway is to label and distribute Symphony as an RUO product in the U.S. Certain laboratories may choose to utilize the RUO Symphony in a laboratory developed tests, or LDTs. An LDT is a type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory. In parallel, we are pursuing 510(k) clearance from the FDA to use Symphony for in vitro diagnostic use. In order to expedite the submission of our 510(k), we may seek to obtain data from laboratories using the RUO Symphony in LDTs.”

3.                  Please revise your disclosure here and in the Business section to provide appropriate context for various conclusions and predictions as to the performance of your product candidates and revise and/or remove any statements that imply safety or efficacy as safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators. For example, we note statements that RUO use in Japan has resulted in "validation of the symphony platform," that results from your device "appear to be as accurate as those performed in a laboratory," that your diagnostic product "provide[s] results within 20 minutes," "reduces test result time from days to minutes" and your product candidate "will eliminate the number of operational ‘touch-points’ from ‘sample- to-result’ from six to two." Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidate will be effective or will have improved performance. You may provide a summary of the data that you used to draw these conclusions but not the conclusions or predictions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to address the Staff’s comment.

4.                  We note your disclosure that you are "positioned now to complete the last regulatory stages of development needed to move to commercialization in the United States." Please revise to clarify where you currently are in the regulatory process and the material steps that you need to complete, including, if applicable, any clinical trials that must be conducted or regulatory applications that must be submitted.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to include the following disclosure:

“Prior to seeking 510(k) clearance for Symphony, we will need to complete additional clinical trials, which we will commence in September 2021. In January 2022, we plan to submit a pre-submission application to the FDA presenting our study design and the data from our first set of studies. We will use the FDA’s feedback, if necessary, to modify the ongoing studies and to construct the 510(k) premarket notification clearance application. We plan to submit our 510(k) premarket notification at the end of the third quarter of 2022 with a potential FDA clearance occurring in the fourth quarter of 2022.”

Securities and Exchange Commission

5.                  We note your disclosure that Toray Industries is your development partner and investor. Please revise to explain the nature of Toray Industries' investment in your company.

Based on your disclosure, it appears that Toray serves as a licensor and supplier only. Please also revise your summary to clearly state that you license the core technology used in your Symphony platform and test cartridge product candidates from Toray Industries.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to include the following disclosure:

“Our technology is the result of more than 12 years of development by our development partner and investor, Toray Industries, Inc. (“Toray”). Toray holds 100,081 shares of our common stock, which they acquired in 2020 for approximately $1.0 million. The core technology used in our Symphony platform and test cartridge product candidates are licensed from Toray.”

6.                  Please revise the Prospectus Summary and Risk Factors to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing.

Response: The Company has added the following bullet point to the “Prospectus Summary – Risks We Face” in the Amended Draft Registration Statement:

“•     Our losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”

The Company has added the following new risk factor to the Amended Draft Registration Statement:

“Our losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We had cash and cash equivalents of $2.4 million at June 30, 2021. We estimate that our existing cash resources, without giving effect to the proceeds from this offering, will not be sufficient to fund operations into 2022. Our financial statements included with this prospectus have been prepared assuming that we will continue as a going concern. We have concluded that substantial doubt about our ability to continue as a going concern exists and our auditors have made reference to this in their audit report on our audited financial statements for the year ended December 31, 2020. If we are unable to obtain sufficient funding, we could be forced to delay the commercialization of our product candidates, and our financial condition and results of operations will be materially and adversely affected. After the completion of this offering, future financial statements may continue to disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.”

Securities and Exchange Commission

Use of Proceeds, page 27

7.                  We note your disclosure that you intend to use approximately $5.0 million to obtain regulatory approvals. Please revise to disclose for which product candidates you intend to seek regulatory approval, in which jurisdictions and through which regulatory pathway using the proceeds from this offering.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to address the Staff’s comment.

Business

Our Symphony Platform, page 42

8.                  We note your disclosure that the Symphony platform is an innovative and proprietary technology platform that in clinical trials appears to provide rapid, highly sensitive, accurate, and simple measurements of key diagnostic biomarkers found in whole blood. Please revise to clarify if these clinical trials were conducted by the Company or a third party. Please also expand your disclosure to include a description of how the clinical trials were conducted and the results observed that would support the above statement.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to address the Staff’s comment.

Manufacturing, page 44

9.                  Please revise to highlight that pursuant to your agreement with Toray Industries, you are required to use Toray to manufacture test cartridges for a period of three years.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

Regulatory Strategy, page 45

10.               Please provide the basis for your statement that your Symphony IL-6 product candidate could also be used with confirmed COVID-19 illness. Please revise to disclose whether you have tested your product candidate for this indication and, if so, disclose the results of such testing.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to include the following disclosure:

“The importance of IL-6 testing has been further highlighted during the COVID-19 pandemic, and IL-6 concentrations in blood have been found to be heightened in patients with COVID-19-associated systemic inflammation and hypoxic respiratory failure. If clinical studies are successful, our Symphony IL-6 product candidate could also be used with confirmed COVID-19 illness to aid in determining the risk of intubation with mechanical ventilation, in conjunction with clinical findings and the results of other laboratory testing. We believe our planned study design will also qualify us to apply for EUA for confirmed COVID-19 illness to aid in determining the risk of intubation with mechanical ventilation, in conjunction with clinical findings and the results of other laboratory testing. We have not completed any testing of our Symphony IL-6 product candidate related to COVID-19. There is no assurance that we will be successful in obtaining EUA for this indication.”

11.               We note your disclosure that your clinical studies are being conducted at The University of Texas, Southwestern Medical Center, Dallas, Texas and Parkland Clinic, Dallas, Texas. Please revise to disclose how many trials are being conducted and for each trial being conducted when the trial began, the current status of the trial and when you expect the trial to be completed.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to address the Staff’s comment.

12.               With respect to your table on page 46 showing your expected timeline for your product candidates, it appears to be premature and speculative to provide the estimated time to market for your product candidates given that it appears that you have yet to complete material steps in order to commercialize your product candidates. Please revise this table to provide the status of FDA approval of your various product candidates, including clinical trials or studies you must complete, when you began clinical trials or studies and when you expect to complete them and whether you have submitted or when you intend to submit an application for approval to the FDA. Please also explain to us why you have not included Toray Industries next to your Symphony™ IL-6 product candidates. In this regard, we note that you license technology related to Symphony and the detection cartridges.

Response: The Company has deleted the table referenced in the Staff’s comment in the Amended Draft Registration Statement.

Securities and Exchange Commission

Intellectual Property, page 47

13.               We note that you do not currently hold any patents directly but that you have an exclusive license with Toray to use their patents and know-how related to your Symphony platform and test cartridges. Please revise your intellectual property disclosure to clearly identify each material licensed patent or patent family, the type of patent protection granted for each technology such as composition of matter, use or process, the specific products or product candidates, product groups and technologies dependent on each patent, and the patent expiration dates and applicable jurisdictions, including any foreign jurisdictions.

Response: The Company has revised the disclosure in the section “Business – Intellectual Property” in the Amended Draft Registration Statement as follows:

“We do not currently hold any patents directly. We rely on a combination either directly or through our license agreement with Toray of patent, copyright, trade secret, trademark, confidentiality agreements, and contractual protection to establish and protect our proprietary rights. We have licensed U.S. Patent Nos. 8,409,447 (“the ’447 patent”) and 8,821,813 (“the ’813 patent”). The ’447 patent is valid through at least February 2029 and is generally directed to a separation chip and a method for separating an insoluble components from a suspension with the separation chip. The ’813 patent is valid through at least March 2028 and is generally directed to a liquid-feeding chip, a liquid feeding method and analysis method. We have also licensed related patents in various international territories including Japan, Canada, China, Europe and South Korea. We believe these patents relate to our Symphony platform and test cartridges product and technologies.”

License Agreement, page 47

14.               We note that you intend to file as an exhibit a Lease and Supply Agreement with Toray Industries. If this is not the license agreement that you have with Toray Industries, please file the license agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The exhibit index in the Amended Draft Registration Statement incorrectly identified the exhibit as a “Lease and Supply Agreement” instead of a “License and Supply Agreement”. The License and Supply Agreement will be filed with the Form S-1 registration statement.

15.               We note your disclosure that you are required to pay a 15% royalty fee based on a percentage of “Net Sales” of products. Please revise to disclose the royalty term.

Response: The Company has the revised the above referenced disclosure as follows (emphasis added):

“In connection with entering into the agreement, we paid Toray an initial payment of $120,000 and are required to make an additional $120,000 prior to October 2021. We are required to pay a 15% royalty fee for the period that any underlying patents exist or for 5 years after the first sale for the licensing of this technology based on a percentage of our “Net Sales” of products using these technologies (as defined in the license agreement) with a minimum royalty of $60,000 for the initial year that royalties are payable increasing to a minimum of $100,000 thereafter.”

Securities and Exchange Commission

Description of Our Securities, page 72

16.               We note that you refer shareholders to, in part, the applicable provisions of the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response: The Company has revised the Amended Draft Registration Statement to delete the above referenced disclosure.

Recent Sales of Unregistered Securities, page II-2

17.               Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Response: The Company has revised the Amended Draft Registration Statement to name the class of persons to whom the securities were sold.

General

18.       Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it, nor anyone on its behalf, have utilized any written communications, as defined in Rule 405 under the Securities Act.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP /s/ Cavas Pavri By: Cavas Pavri

Enclosures
cc:	Gordon Kinder, Chief Financial Officer

Ralph De Martino, Schiff Hardin LLP